SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended

25 June 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

June 25, 2010

UPDATE ON GULF OF MEXICO OIL SPILL

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Two systems continue to collect oil and gas flowing from the Deepwater Horizon's failed blow-out preventer (BOP) and transport them to vessels on the surface.

The lower marine riser package (LMRP) containment cap, installed on June 3, takes oil and gas to the Discoverer Enterprise where oil is collected and gas flared. The second system, which began operations on June 16, takes oil and gas to the Q4000 vessel on the surface where both oil and gas are flared.

Oil and gas collection through the LMRP cap containment system was suspended for approximately 10 hours on June 23 following an unexpected release of seawater from the Discoverer Enterprise. Capture of oil and gas through the system connected to the Q4000 continued throughout the day.

On June 23, a total of approximately 16,830 barrels of oil were collected or flared by the two systems and 36.7 million cubic feet of gas were flared.  Specifically, the LMRP containment system connected to the Discoverer Enterprise collected 8,300 barrels of oil, and the Q4000 flared an additional 8,530 barrels of oil. To date, the total volume of oil recovered or flared by the containment systems is approximately 364,500 barrels.

Information on the volumes of oil and gas that are captured or flared is updated twice daily on BP's website, www.bp.com. The LMRP containment cap and Q4000 systems never before have been deployed at these depths and conditions, and their efficiency and ability to contain or flare the oil and gas cannot be assured.

Preparations continue for the next step in containment operations. Preparation of the first floating riser containment system that will be connected to the Helix Producer vessel remains on schedule. It is currently anticipated that this system will be available to begin first operations at the end of June or in early July. Plans also are being developed for additional containment capacity and flexibility. These projects are currently anticipated to begin operations around mid-July.

Work on the first relief well, which started May 2, continues. The well reached a depth of 16,275 feet on June 23 before the drillstring was removed from the well to carry out the first 'ranging' run using wireline. During the ranging run, the MC252 well was successfully detected. Subsequent ranging runs will be needed to more precisely locate the well. Drilling and ranging operations will continue over the next few weeks towards the target intercept depth of approximately 18,000 feet, when 'kill' operations are expected to begin. The second relief well, which started May 16, is drilling ahead at a measured depth of 10,500 feet. Both wells are still estimated to take approximately three months to complete from commencement of drilling.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea, to protect the shoreline of the Gulf of Mexico, and to collect and clean up any oil that has reached shore.

Approximately 37,000 personnel, more than 4,500 vessels and some 100 aircraft are now engaged in the response effort.

Operations to skim oil from the surface of the water now have recovered, in total, approximately 610,000 barrels (25.6 million gallons) of oily liquid.  In addition, a total of 275 controlled burns have been carried out to date, removing an estimated 239,000 barrels of oil from the sea's surface.

The total length of containment boom deployed as part of efforts to prevent oil from reaching the coast is now almost 2.8 million feet (530 miles), and about 4.2 million feet (800 miles) of sorbent boom also has been deployed.

Additional information

To date, almost 74,000 claims have been filed and more than 39,000 payments have been made, totalling almost $126 million.

The cost of the response to date amounts to approximately $2.35 billion, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid, and federal costs. On June 16, BP announced an agreed package of measures, including the creation of a $20 billion fund to satisfy certain obligations arising from the oil and gas spill. It is too early to quantify other potential costs and liabilities associated with the incident.

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BP Press Office London: +44 20 7496 4076

BP Press office, US: +1 281 366 0265

www.bp.com/gulfofmexicoresponse

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  25 June, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary